Exhibit 99.1

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

April 27, 2012

0

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of NORTHCORE TECHNOLOGIES INC. (the "Company") will be held in the Gallery Room, at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2, on Wednesday, June 6, 2012, at the hour of 3:00 p.m., Toronto time, for the following purposes:

1.	to receive and consider the Company's financial statements for the financial year ended December 31, 2011, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration;

4.
to consider and, if deemed advisable, to pass a resolution authorizing an increase in the maximum number of options to be granted under the Company’s Stock Option Plan to 15 percent of the common shares outstanding; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the management information circular accompanying this notice. In addition to the management information circular, a form of proxy, and a supplemental mailing request and electronic materials form also accompany this notice.

The Board of Directors of the Company has determined that shareholders registered on the books of the Company at the close of business on May 4, 2012 are entitled to notice of the Meeting and to vote at the Meeting.  Shareholders of the Company who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  To be valid and acted upon at the Meeting, forms of proxy must be filled out and signed correctly and either (i) returned to the Company's registrar and transfer agent, Equity Financial Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470 at any time up to and including 3:00 p.m. on June 4, 2012 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting).

DATED at Toronto, Ontario this 27th day of April 2012.

By order of the Board of Directors

Amit Monga
Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 6, 2012

SOLICITATION OF PROXIES

This Management Information Circular and the accompanying form of proxy are furnished in connection with the solicitation of proxies by and on behalf of the management of NORTHCORE TECHNOLOGIES INC. (“Northcore” or the "Company") for use at the annual meeting of shareholders of the Company (the "Meeting") to be held on Wednesday, June 6, 2012 for the purposes set out in the accompanying notice of meeting.  In addition to the use of the mail, proxies may be solicited by officers, directors and regular employees of the Company personally or by telephone. The cost of such solicitation will be borne by the Company except for the cost of postage required to return the forms of proxy which will borne by the individual shareholders.

The persons appointed pursuant to the enclosed form of proxy, who are directors or officers of the Company, will vote the shares or withhold the shares from voting, as applicable, in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares shall be voted for the election of directors, appointment of auditors and amendment to stock option plan, as stated under those headings in this Management Information Circular.  The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. If matters which are not now known should properly come before the Meeting, the shares represented by the proxy will be voted on such matters in accordance with the best judgment of the person voting such shares. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such person in the blank space provided in the form of proxy or by completing another proxy in a form similar to the enclosed and, in either case, sending it to the Company or its transfer agent, Equity Financial Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470, in the return envelope provided. Instruments appointing proxies to be used at the Meeting must be deposited with the Company or its transfer agent at any time up to and including 3:00 p.m. on June 4, 2012 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting).

ADVICE TO BENEFICIAL SHAREHOLDERS

The non-registered shareholders of the Company should review the information set forth in this section carefully. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder’s name. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

National Instrument 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (applicable in Canada & the US). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to Broadridge  (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or an agent of such broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxy holders for the registered shareholders, should enter their own names in the blank space on the proxy form provided to them by their broker (or the broker’s agent) and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or the broker’s agent).

All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

REVOCATION OF PROXY

A shareholder executing the enclosed form of proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing deposited at the registered office of the Company or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits the proxy shall be revoked.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company since the beginning of the last financial year and no person who is a proposed nominee for election as a director of the Company and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 234,625,479, common shares of the Company are issued and outstanding as of March 31, 2012. Each common share entitles the holder thereof to one vote per share at the Meeting.

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as May 4, 2012. A quorum for the transaction of business at the Meeting is at least two shareholders represented in person or by proxy holding not less than 10 percent of the outstanding shares of the Company entitled to vote at the Meeting. Under the Articles of Incorporation of the Company and applicable laws, abstentions and broker non-votes will be treated as non-votes.

All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of his or her shares. In such case, a transferee of those shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the shares and provided that he or she has demanded, no later than 10 days before the Meeting, that the Company recognize the transferee as a person entitled to vote the transferred shares, such transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of the Company, as of the date hereof, no person or company, who beneficially owns, directly or indirectly, or controls or directs, an aggregate of securities convertible into an amount over 10 percent of the voting shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

1.      PRESENTATION OF FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements for the financial year ended December 31, 2011 and the report of the auditors thereon which were filed on SEDAR at www.sedar.com and will be submitted to the shareholders at the Meeting.  No vote will be taken on the financial statements.

2.      ELECTION OF DIRECTORS

The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than three and not more than 15 directors, to be elected annually. The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of its shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Pursuant to the by-laws of the Company, the Board of Directors of the Company has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is six directors.

The following information relates to the election of directors of the Company and to the persons proposed to be nominated for election as directors. The Board of Directors presently consists of six directors whose term of office expires at the next annual meeting of shareholders or until successors are elected or appointed.  Management proposes that the persons named below be nominated at the Meeting for re-election as directors of the Company to serve until the next annual meeting of shareholders or until successors are elected or appointed. In the event that any of the nominees are unwilling or unable to seek re-election, it is intended that the discretionary authority given in the proxies hereby solicited will be exercised to vote such proxies for the election of other persons as directors.

Unless directed to the contrary, the enclosed proxy will be voted FOR the nominees listed below (or for substitute nominees in the event of contingencies not known at present) who will serve until the next annual meeting of shareholders or until their successors are elected or appointed.

The following table sets out the names of the persons nominated by management for election of directors.  The table includes information furnished by the nominees individually concerning their principal occupations, employment, common shares beneficially owned by them or over which they exercise control or direction and certain other information:

Name, Age and Municipality of Residence	Director Since	Position with the Company
Paul Godin, 59 Caledon, Ontario	March 26, 2012	Director and non-executive Chairman of the Board
Amit Monga, 44 Toronto, Ontario	May 31, 2011	Director and Chief Executive Officer
Jim Moskos, 48, Toronto, Ontario	June 7, 1999	Director and Chief Operating Officer, since July 11, 2007 President, Technology Group from October 19, 1999 to July 11, 2007
T. Christopher Bulger, (1)(2)(3) 53, Toronto, Ontario	May 28, 1996	Director and non-executive Chairman of the Board since October 14, 2005 to May 31, 2011 non-executive Chairman of the Audit Committee since May 31, 2011
Marvin Igelman (1)(2)(3) 49, Thornhill, Ontario	May 31, 2011	Director
Ryan Deslippe (1)(2)(3) 33, Amherstburg, Ontario	May 31, 2011	Director

________________________ (1)Member of the Management Resources and Compensation Committee (2)Member of the Corporate Governance Committee (3) Member of the Audit Committee
The business experience of each of our current directors and executive officers for at least the last five years is as follows:

Paul Godin, Caledon, Ontario
Director since March 26, 2012
Non-executive Chairman of the Board of Directors

Mr. Godin was Chairman and CEO of Bid.com from 1995 to 2002, he led the first Canadian company to conduct a secure credit card transaction over the Internet and successfully introduced Canada to its first "online auction" website. Bid.com became part of the prestigious TSX 300 and became the first Canadian e-commerce firm to be listed on NASDAQ. In addition, in 1999 Mr. Godin and the company were granted US patent #5,890,138 for the computerized auction system's development. The company received many distinctions including multiple Canadian Information Technology Awards and Mr. Godin was personally nominated for Canadian Entrepreneur of the Year in 1999.

Previous to founding Bid.com, he was Vice President of Alpine Canada and General Manager of Casio Canada, where he spent a total of 11 years leading these Japanese electronics firms. He traveled to Japan, China and Korea, on their behalf, while fortifying his appreciation for many cultures, customs and business practices. Most recently, Mr. Godin was EcoWater Canada's President (A Marmon Water/Berkshire Hathaway Company) and Senior Vice President of EcoWater Systems USA, where he received one of his proudest honors - the first-ever "Sears Canada: Green Marketer of the Year" award in 2010.

Dr. Amit monga, Toronto, Ontario
Director since May 31, 2011
Chief Executive Officer

Dr. Monga is the CEO of the company and is a highly respected thought leader in business circles in North America on new technologies, software trends and business models and brings a unique background in technology and capital markets to Northcore. He is a successful angel investor who has previously worked as an investment banker, venture capitalist and has founded a US based on-demand procurement software company that was acquired by a NASDAQ-listed company. Dr. Monga received his PhD in Mechanical Engineering from the University of Alberta, specializing in advanced genetic algorithms, and holds the Executive Professor of Finance Appointment.

Jim Moskos, Toronto, Ontario
Director since June 7, 1999
Chief Operating Officer

Mr. Moskos has been Chief Operating Officer of the Company since July 11, 2007. Mr. Moskos served as President of the Technology Group since from October 19, 1999 to July 11, 2007 and Vice President - Technology from September 1997 to October 19, 1999.  From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development.

T. Christopher Bulger, Toronto, Ontario
Director since May 28, 1996
Chairman of the Audit Committee and member of the Management Resources and Compensation and Corporate Governance Committees

Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger provides consulting to number of companies, including the role of Chief Financial Officer for Hy-Power Nano Inc., a company innovating insulation properties for paints and windows using nano technology to reduce energy consumption and Bio-Organic Catalyst of Canada Inc., a company offering science based organic solutions for waste management, using patented technology to remove toxins from wastewater and enhance energy production from waste. Mr. Bulger was Chairman and CEO of Megawheels Technologies Inc., (“Megawheels”) from January 01, 2001 to April 30, 2007, a software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

Marvin Igelman, Thornhill, Ontario
Director since May 31, 2011
Chairman of the Corporate Governance Committee and member of the Management Resources and Compensation and Audit Committees

Mr. Igelman was founder and CEO of Unomobi, a mobile advertising and messaging firm, before the company was acquired by Poynt Corporation. Prior to Unomobi, he was President and CEO of Brandera which operated Portfolios.com a leading online B2B marketplace for the graphic arts and creative community. Mr. Igelman is considered to be an innovator in the social, mobile, media and search technology fields having authored numerous patent applications. He graduated from Osgoode Hall Law School in 1986 and was admitted to the Law Society of Upper Canada in 1988.

Ryan Deslippe, Amherstburg, Ontario
Director since May 31, 2011
Chairman of the Management Resources and Compensation Committee and member of the Corporate Governance and Audit Committees

Mr. Deslippe co-founded Selectcore in 1999 as President and led its successful growth over the past decade to revenues in excess of CDN $100 million, ranking the company as one of the fastest growing firms in Canada between the period 2006 to 2010. At Selectcore, he led the development and launch of its Iridium MasterCard and

ReCash - two industry first products in Canada. From 2003 to 2006, Mr. Deslippe also co-founded and was a director of Datazinc, a successful 6 Sigma consulting firm. He was the recipient of the 2006 Profit 100 Magazine Young President Award. Mr. Deslippe is a past Board member of various non-profit organizations.

Attendance at Board Meetings

The following table sets out the attendance of the directors at meetings of the Board since the beginning of the Company’s most recently completed financial year (note “P” means present at the meeting and “A” means absent from the meeting and “R” means resigned from the Board, if any):

Director	2011
	Mar 29	Apr 26	May 31	Aug 9	Nov 8
Anthony DeCristofaro	-	-	-	P	P
Amit Monga	-	-	-	P	P
Jim Moskos	P	P	P	P	P
Christopher Bulger	P	P	P	P	P
Marvin Igelman	-	-	-	A	A
Ryan Deslippe	-	-	-	P	P
Duncan Copeland	P	P	P	R	R
Darroch Robertson	P	P	P	R	R
John Varghese	-	-	P	R	R

Other Director Related Disclosure

Except as disclosed below, no proposed director:

(a)             is, as at the date of this Management Information Circular, or has been, within the 10 years before the date of this Management Information Circular, a director or chief executive officer or chief financial officer of any company (including the Company in respect of which this Management Information Circular was prepared)  that:

i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)       is, as at the date of the information circular, or has been within 10 years before the date of the information circular, a director or executive officer of any company (including the company in respect of which the information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)      has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Director’s relationship to Megawheels Technologies Inc. subject to Cease Trade Order

Mr. Bulger, the non-executive Chairman and a director of the Company, was formerly the Chairman and a director of Megawheels, which was listed on the TSX Venture exchange under the symbol "MWT", and which was issued a cease trade order on January 9, 2007 by the Ontario Securities Commission under paragraph 2 and paragraph 2.1 of subsection 127(1) and subsection 127(5) because Megawheels failed to provide continuous disclosure material of audited annual financial statements for the year ended August 31, 2006. Megawheels has undergone an orderly wind-up of operations.

3.           APPOINTMENT OF AUDITORS

The Audit Committee has recommended the reappointment of Collins Barrow Toronto LLP, Chartered Accountants to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2012. The persons specified in the enclosed proxy intend to vote the shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, FOR the reappointment of the firm of Collins Barrow Toronto LLP, Chartered Accountants, Yonge Corporate Centre, Collins Barrow Place, 11 King Street West, Suite 700, Toronto ON M5H 4C7, as the auditors of the Company to hold office until the next annual general meeting of the shareholders and authorizing the Audit Committee to fix the remuneration of the auditors. Collins Barrow Toronto LLP was first appointed as the Company's auditors on December 21, 2010.

A representative of Collins Barrow Toronto LLP may attend the Meeting and, if in attendance, will have an opportunity to make a statement if he or she so desires and to respond to appropriate questions.

The aggregate audit fees for the years ended December 31, 2011, and 2010, are set out in the table below:

Year	Audit Fees(1)	Tax Fees(2)
2011	$98,000	$3,000
2010	$111,000	$3,000

(1)
Audit fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated financial statements.

(2)	Tax fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

Disclosure related to the Company’s Audit Committee can be found under Item 6 section C.1 of the Company’s Annual Report on Form 20–F dated March 30, 2012 and posted under the Company’s profile on SEDAR at www.sedar.com.

4.       AMENDMENTS TO STOCK OPTION PLAN

The Company uses its stock option incentive plan (the “Plan”) to retain quality employees. This is an effective means of providing performance incentives to directors, employees and members of the management team and form an important component of employee and management compensation.

The Management Resources and Compensation Committee of the Board of Directors recommends an increase in the options available under Plan by 8,450,000 options, bringing the total options pool to 35,000,000 from 26,550,000. Shareholders have previously authorized the pool to be as high as 16 percent of the outstanding share capital. In this regard, shareholders are being asked to consider and, if deemed advisable, to pass, with or without variation, a resolution, the text of which is attached as Appendix “I” herewith, authorizing the maximum number of common shares to be granted under the Plan.

5.       OTHER BUSINESS

As of the date of this Management Information Circular, the management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matters should properly be brought before the Meeting, the enclosed proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLES

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2011, were our Chief Executive Officer and our Chief Operating Officer.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)

Amit Monga (CEO) (From June 1)	2011	95,000	Nil	Nil	2,900,000	Nil	Nil	Nil
Duncan Copeland (From January 1 to May 31)	2011	12,500	Nil	Nil	300,000	Nil	Nil	Nil
	2010	30,000	Nil	Nil	1,000,000	Nil	Nil	Nil
	2009	30,000	Nil	Nil	260,000	Nil	Nil	Nil

Jim Moskos (COO)	2011	200,000	Nil	12,000	850,000	Nil	Nil	Nil
	2010	200,000	Nil	12,000	1,350,000	Nil	Nil	Nil
	2009	200,000	Nil	12,000	430,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

THE FOLLOWING TABLE SETS FORTH INFORMATION CONCERNING SHARES AND OPTION OWNERSHIP OF EACH OF CURRENT DIRECTORS AND OFFICERS AS AT THE END OF THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2) Exercisable/ Unexercisable	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Anthony DeCristofaro (R)	-	666,666/533,334	$ 0.315	04/03/2016	-

Amit Monga	-	1,611,110/1,288,890	$ 0.315	04/03/2016	-

Jim Moskos	389,937	2,785,557/344,443	$ 0.095 - $ 0.315	08/04/11 - 05/30/16	*

Christopher Bulger	1,003,229	2,403,335/116,665	$ 0.095 - $ 0.22	08/04/11 - 04/03/16	*

Marvin Igelman	-	555,555/444,445	$ 0.315	04/03/2016	-

Ryan Deslippe	-	555,555/444,445	$ 0.315	04/03/2016	-

* Represents less than 1 percent.
1.
Represents shares owned beneficially by the named individual other than those shares, which may be acquired under our Company's option plans.  Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

2.	Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under the Company's option plan.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR TO NEOs
Name	Securities, Under Options/SARs Granted (#)	Per cent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of the Grant ($/Security)	Expiration Date
Amit Monga, CEO	2,900,000	29%	$ 0.315	$ 0.315	04/30/2016
Duncan Copeland, Ex. CEO	300,000	3%	$ 0.19	$ 0.19	03/31/2012
Jim Moskos, COO	850,000	9%	$0.19-$0.315	$0.19-$0.315	03/04/2016 & 05/30/2016

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at FY-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Amit Monga, CEO	Nil	Nil	1,611,110/1,288,890	Nil
Jim Moskos, COO	Nil	Nil	2,785,557/344,443	$55,417/11,083

(1)      Aggregate value realized is calculated as the difference between market value at exercise and the exercise price.

Compensation of Directors

For the 2011 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The Following table provides a summary of the option grants to outside directors during the fiscal year ended December 31, 2011, which were not included in the summary compensation table above.

STOCK OPTION GRANTS TO OUTSIDE DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2011
Name	#Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Anthony DeCristofaro	1,200,000	$ 0.315	May 31, 2011	May 30, 2016
Christopher Bulger	600,000	$ 0.19	April 4, 2011	April 3, 2016
Marvin Igelman	1,000,000	$ 0.315	May 31, 2011	May 30, 2016
Ryan Deslippe	1,000,000	$ 0.315	May 31, 2011	May 30, 2016
Darroch Robertson (R)*	300,000	$ 0.19	April 4, 2011	April 3, 2016
John Varghese (R)	300,000	$ 0.19	April 4, 2011	April 3, 2016
  * Resigned from the Board on May 31, 2011.

During the 2011 financial year, Mr. Bulger, Chairman of the Board, received $50,000, cash compensation for acting as Chair of the Board and Audit Committee.

Directors and Officers Liability Insurance

The Company currently maintains Directors and Officers liability insurance in the amount of $5,000,000 in the aggregate for the term May 1, 2011 to May 1, 2012. All directors are entitled to full reimbursement for director liability without deduction. There is a deductible of $150,000 for each claim against the Company out of which the claim for reimbursement by individual directors arises. The aggregate annual premium for the policy is approximately $47,000.

COMPOSITION OF MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The members of the Company’s Management Resources and Compensation Committee (the "MRCC") were Christopher Bulger (Chairman), Darroch Robertson, and John Varghese, all of them were directors of the Company. Mr. Robertson and Mr. Varghese resigned from the Board and all of its Committees effective from May 31, 2011 and replaced by Marvin Igelman and Ryan Deslippe. Mr. Deslippe nominated to act as Chairman of the Committee.

Report on Executive Compensation

The Committee is responsible for: (a) recommendations to the Board regarding the appointment or removal of executives officers, reviewing the performance of executive officers and fixing their compensation; and (b) establishing incentive policies for the Company and overseeing its stock option plan. The Committee also reviews other compensation, performance, and succession matters within the Company from time to time, including the compensation of directors. The Committee approves the design of, assesses the effectiveness of, and administers executive compensation programs in support of compensation policies.

The Committee is responsible for implementing a compensation program that furthers the Company's objectives. The program includes the review and implementation of programs with respect to: (a) total compensation which strengthens the relationship between pay and performance; and (b) compensation opportunities that enhance the Company's ability to attract, retain and encourage the development of knowledgeable, experienced and capable management and employees.

Salaries

Base salaries for executive positions are determined in relation to the person's duties and responsibilities, the skill and knowledge required for such position and competitive market rates. Base salaries are targeted at competitive levels and are adjusted by the Committee to recognize varying levels of responsibility, prior experience, knowledge, performance and the market rates for such individuals.

Short-Term Incentives

Except for sales employees, who may be entitled to a bonus based on the achievement of revenue targets, stock options are the only incentive compensation for executives and employees of the Company (see "Long-Term Incentives" below).

Long-Term Incentives

Long-term incentives in the form of stock options are provided to directors, officers and employees, to address the Company's goals of attracting and retaining capable management and employees and providing total compensation competitive with the Company's competitors. The use of stock options is designed to create shareholder value over the long-term by encouraging equity ownership in the Company by such persons.

When awarding long-term incentives, the Committee considers levels of responsibility, skills and knowledge, prior experience and individual performance criteria.

Submitted on behalf of the Committee.

Ryan Deslippe (Chairman)
T. Christopher Bulger
Marvin Igelman

PERFORMANCE GRAPH

The following performance graph shows the cumulative return over the five-year period ending December 31, 2011 for Northcore common shares compared to the S&P/TSX Composite Index. The table shows what a $100 investment in Northcore’s common shares and in the index, as at December 31, would be worth in each of the past five years. The stock price performance on the graph below is not necessarily indicative of future price performance.

December 31,	2007	2008	2009	2010	2011
S&P/TSX Composite Index1	$ 100.00	$66.26	$86.42	$99.10	$88.13
NTI Common Shares2	$ 100.00	$150.00	$250.00	$120.00	$130.00

REPORT OF THE AUDIT COMMITTEE
The members of the Company’s Audit Committee were Darroch Robertson (Chairman), Christopher Bulger and John Varghese. Mr. Robertson and Mr. Varghese resigned from the Board and all of its Committees effective from May 31, 2011 and replaced by Marvin Igelman and Ryan Deslippe. Mr. Bulger nominated to act as Chairman of the Audit Committee.

Further information regarding the Company’s Audit Committee including the Composition of the Audit Committee, Pre-Approval Policies and Procedures and External Auditor Service Fees may be found in the section entitled “Audit Committee Information” under Item 6. section C.1. in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”). A copy of the Audit Committee Charter is also included as Exhibit 4.26 to the Form 20-F. The Company’s Form 20-F is available on SEDAR at www.sedar.com and can be obtained from the Company by contacting us at 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7.

1 The Toronto Stock Exchange Total Return index assumes dividend reinvestment.

2 Assumes $100 invested in Common Shares of NTI on December 31, 2007.  Values are as at December 31, 2007, 2008, 2009, 2010 and 2011.

The Audit Committee has reviewed and discussed the audited financial statements of the Company with management and its independent auditors. Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Company’s Annual Report for the fiscal year ended December 31, 2011, which has been filed with regulators on SEDAR and under Form 6-K with the Securities and Exchange Commission on EDGAR.

Submitted on behalf of the Audit Committee.

T. Christopher Bulger (Chairman)
Ryan Deslippe
Marvin Igelman

AUDIT COMMITTEE FINANCIAL EXPERT

           The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on the Audit Committee.  The Board of Directors has determined that Mr. Bulger is a financial expert.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is, or at anytime during the most recently completed financial year was, a director, executive officer or senior officer of the Company or any proposed management nominee for election as a director of the Company, or any associate of any such director, officer or proposed management nominee is or has been indebted to the Company at any time during the last completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table provides information on the Company’s equity compensation plan as of December 31, 2011.
Equity Compensation Plan Approved By Shareholders	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (the percentage of the issued and outstanding share capital) (a)	Weighted-Average Exercise Price of Outstanding Options (b)
Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares reflected in column (a)
(the percentage of the issued and outstanding share capital)

(c)

Total as at December 31, 2011	19,289,753 (8.5% of the 226,597,702 total shares issued and outstanding)	$0.20	4,854,833 (2.1% of the 226,597,702 total shares issued and outstanding)

Stock Option Plan

The Plan, which was approved by shareholders on May 15, 1996, as amended (see below for details of amendments), currently provides that options may not be granted to purchase more than 26,550,000 common shares. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and its subsidiaries or any other person engaged to provide ongoing services to the Company which may expire as much as 10 years from the date of grant, at prices not less than the fair-market value of the common shares on the date of grant.

The maximum percentage, if any, of securities under each arrangement available to insiders of the Company are limited as follows:

(a) The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10 percent of issued and outstanding securities; and
(b) The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

The Plan is administered by a Committee of the members of the Board of Directors who are charged with determining: the times when options will be granted and exercisable (including vesting provisions, if any); the option price; and the term of options up to a maximum of 10 years. Entitlements under the Plan expire upon termination of employment and in the case of death, grants of options are exercisable by the legal personal representative of a deceased option holder within three months of death. Grants of options under the Plan are not assignable.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the Plan; (ii) any increase in the maximum number of Shares issuable under the Plan; (iii) any change in the insider participation limit; and (iv) any reduction in the exercise price or extension of the option period benefiting a participant, including an insider, in addition to such other matters that may require shareholder approval under the rules and policies of TSX.

The Board has the authority to make the following amendments to the Plan, without requiring shareholder approval:
a.	amendments of a “housekeeping” nature;
b.	a change to the vesting provisions of options granted pursuant to the Plan; and
c.	a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date.

All other amendment to the Plan or entitlements granted pursuant to the Plan will require the approval of the Company’s shareholders.

Summary of Stock Option Plan Amendments

On May 15, 1996, the shareholders approved the stock option plan that allowed the Company to grant options to purchase no more than 1,500,000 common shares.

On June 2, 1998, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 600,000 to 2,100,000.

On May 3, 1999, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 2,861,168 to 4,961,168.

On May 16, 2000, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 16 percent of the issued capital of the Company or 8,700,000 common shares of the Company.

On September 12, 2001, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 10,700,000 being 14 percent of the issued capital of the Company following the acquisition of ADB Systemer ASA in Norway. Also, on this date, the shareholders approved a consolidation of the issued shares of the Company on a one-for-two basis. As a result, the maximum number of common shares to be granted under the Plan was amended to be 5,350,000 from 10,700,000.

On June 4, 2009, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 10,350,000 being seven and half percent of the issued capital of the Company as at March 31, 2009, an increase of a 5,000,000 options from an the existing 5,350,000 balance.

On June 28, 2010, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 16,550,000 being 10 percent of the issued capital of the Company, an increase of 6,200,000 options.

On April 26, 2011, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 26,550,000 being 14 percent of the issued capital of the Company, an increase of 10,000,000 options.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than the transactions referred to herein, there have been no transactions since the beginning of the Company's last completed financial year or any proposed transaction which have materially affected or would materially affect the Company in which any director or senior officer of the Company, any proposed management nominee for election as a director of the Company, any person or company who owns of record, or is known by the Company to own beneficially, directly or indirectly, more than 10 percent of any class of securities of the Company, or any associate or affiliate of any of the foregoing persons or companies has a direct or indirect interest.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that sound corporate governance practices are important to the performance of the Company.  Appendix “II” attached hereto sets out the corporate governance practices and polices of the Company, with reference to the best practices guidelines set out in National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators.  Appendix “III” to this Circular sets out the Terms of Reference of the Company’s Board of Directors.

The Corporate Governance Committee of the Company consists of Christopher Bulger (Chairman) and John Varghese who were both directors of the Company until May 31, 2011. The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines. The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board. Mr. Varghese resigned from the Board andn all of its committees effective from May 31, 2011. The Committee appointed Marvin Igelman and Ryan Deslippe as members of the Committee. Mr. Igelman nominated to act as Chairman of the Committee.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

The final due date by which the Company must receive shareholder proposals for inclusion in the management information circular and proxy for the 2013 annual meeting of Shareholders of the Company is December 31, 2012.
ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional financial information is provided in the annual comparative financial statements for the fiscal year ended December 31, 2011, the notes appended thereto and in the Management's Discussion and Analysis for the fiscal year ended December 31, 2011 which are included in the Company’s 2011 Annual Report. Copies of the 2011 Annual Report, Form 20-F and any documents incorporated by reference in this Management Information Circular, can be obtained upon request to the Company or by going to SEDAR at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

The Board of Directors of the Company has approved the contents of this Management Information Circular and the mailing of same on or about April 25, 2012 to shareholders of record on May 4, 2012, to each director of the Company and to the auditors of the Company.

DATED at Toronto, Ontario this 27th day of April 2012.

BY ORDER OF THE BOARD

Amit Monga
Chief Executive Officer

APPENDIX “I”

RESOLUTION OF THE SHAREHOLDERS FOR AN INCREASE IN THE NUMBER OF STOCK OPTIONS ISSUABLE PURSUANT TO THE
COMPANY’S STOCK OPTION PLAN AND AMENDEMENTS TO STOCK OPTION PLAN

BE IT RESOLVED THAT:

a)
an amendment in the stock option plan of the Company (the "Plan") be and the same is hereby increased by an aggregate number of stock options be reserved for issuance under the Plan from 26,550,000 to 35,000,000, representing approximately 15 percent of the common shares outstanding. The amendment is hereby ratified, confirmed and approved subject to applicable regulatory approval;

b)
all options outstanding under the Company’s Plan or any previous form of stock option plan shall remain valid and outstanding and be governed by the terms of the applicable previous form of stock option plan as it existed when they were granted;

c)
any director or officer is hereby authorized to execute and deliver all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to the adoption of the Plan and the Board of Directors of the Company from time to time, be authorized to grant options in the capital stock of the Company pursuant to and in accordance with the provisions of the Plan so adopted;

d)
notwithstanding the approval of the shareholders of the Company as herein provided the Board of Directors of the Company, may, in its sole discretion, at any time suspend or terminate the Plan or revoke this resolution before it is acted upon, without further approval of the shareholders of the Company;

APPENDIX “II”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Canadian Securities Administrators Corporate Governance Guidelines	Northcore’s Corporate Governance Practices and Procedures

1.COMPOSITION OF BOARD OF DIRECTORS
A majority of the directors of the Board   should be independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

 If a director is presently a director of any other reporting issuer, identify both the director and the other issuer

The Company’s Board of Directors (the “Board”) is composed of four directors and two out of four directors are independent directors (those independent from management or any significant controlling shareholders). The independent directors are: Messrs. Christopher Bulger and Darroch Robertson. Duncan Copeland and Jim Moskos, the CEO and COO respectively, of the Company, are the related directors.

Although the Board consists of an equal number of independent and related directors, the Board believes that given the depth of experience of the current independent directors (who are also nominated for re-election), the Board will be able to exercise independent judgment in carrying out its responsibilities. In addition, the bylaws of the Company provide that all matters that require approval of the directors require at least a majority of the Board to approve the matter, and in the case of an equality of votes the Chairman shall be entitled to a second or casting vote, which in effect gives the independent directors negative control of the Board regarding any new proposals or matters to be implemented by the Company. Mr. Bulger, an independent director and non-executive Chairman of the Board provides leadership for the directors and facilitates the functioning of the Board independent from management.

Disclosure of directorships of other reporting issuers currently held by the Company’s directors is set out in the director biographic summaries included on pages 4, 5 and 6 of this Circular.

2.MEETING OF INDEPENDENT DIRECTORS
The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The chair of the board should be an independent director.

The independent directors meet without the non-independent directors and members of management on an as required basis. Meetings of the independent directors are generally held in conjunction with regularly scheduled Board meetings. Since the beginning of the issuer’s most recently completed financial year the independent directors have met four times.

In keeping with best corporate governance practices the directors have appointed an independent director, Mr. Bulger, to serve as the non-executive Chair of the Company.

3.BOARD MANDATE The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.

The Board’s written mandate is contained in the Company’s Terms of Reference of the Board of Directors that is attached as Appendix “III”. These Terms of Reference specifically acknowledge the stewardship responsibility of the Board. The primary responsibilities of the Board are:

•      Strategic Planning and Managing Risk
•      Succession Planning and appointment of Senior Management
•      Effective communication to stakeholders and the public
•      Integrity and Internal Controls.

4.POSITION DESCRIPTIONS
The Board   should develop clear position descriptions for the chair of the Board   and the chair of each Board   committee. In addition, the Board   should develop a clear position description for the CEO. The Board   should also develop or approve the goals and objectives that the CEO must meet.

The Corporate Governance Committee is responsible for working with management of the company to develop position descriptions for both the CEO and Chair of the Board. To delineate the role and responsibilities of each of the CEO, the Chair of the Board, and chairs of each of the committees, the Board has adopted the following written position descriptions, which are set out in the Terms of Reference of the Board of Directors. The responsibilities of the Chairman of the Board include presiding over Board   meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The responsibility of the Chair of each of the Board Committees is to set meeting agendas, schedule committee meetings when required or appropriate and report on the activities of the committee to the Board.  The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

5.ORIENTATION AND CONTINUING EDUCATION
The Board should ensure that all new directors receive a comprehensive orientation. All new directors should understand the nature and operation of the issuer’s business. The Board should provide continuing education opportunities for all directors.

The Company’s orientation and education program for new directors is administered by the Chair of the Board and Corporate Secretary, with direction from the Corporate Governance Committee.  All new Board members are invited to tour the offices of the Company and meet directly with management prior to joining the Board.  In addition, directors may be provided with a record of minutes from previous directors meetings, a copy of each Committee’s charter, press releases, annual reports and marketing materials.

In addition, the Board and Committees receive updates from in-house and external legal counsel, as necessary, with respect to applicable regulatory or other requirements relating to responsibilities of members of the Board or its respective committees. On an ongoing basis, the Board and Committees are provided with updates from management and in-house legal counsel relating to specific aspects of the Company’s business or to learn about the latest trends in governance issues.

6.CODE OF BUSINESS CONDUCT AND ETHICS
The Board should be responsible for monitoring compliance with the code.

The Board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.

The Board should take steps to encourage and promote a culture of ethical business conduct.

The Board has adopted and is responsible for monitoring compliance with the Code of Business Conduct and Ethics. Each year the Corporate Governance Committee is mandated to approve the processes for administering the Code and to review with management the results of their assessment of the Company’s compliance with the Code.

The Code of Business Conduct and Ethics outlines the expectations of directors when considering transactions and agreements in which they have a material interest.

Northcore is committed to the highest standards of ethical and professional business conduct. The Board and management have worked together to establish the following additional policies and procedures to ensure that the Company’s business is conducted in accordance with proper ethical standards and in compliance with all relevant laws and regulations:

•      Code of Business Conduct and Ethics
•      Disclosure Policy
•      Whistleblower Policy

The Board believes it has taken the necessary steps to promote a culture of ethical business conduct.

7.NOMINATION OF DIRECTORS The Board should appoint a nominating committee composed entirely of independent directors.

The Company does not have a separate nominating committee, but the Corporate Governance Committee is responsible for proposing and reviewing Board nominations.  The Corporate Governance Committee is comprised entirely of independent directors.

The Corporate Governance Committee is mandated to review annually the competencies, skills and personal qualities of candidates to be considered for nomination to the Board. In selecting nominees as new directors, the Corporate Governance Committee will assess the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that is appropriate and beneficial to the Company. In addition, the Corporate Governance Committee will ensure that the Board will comply with any applicable requirements of the Business Corporation’s Act (Ontario), the Toronto Stock Exchange and the Over-the-Counter Bulletin Board on which Northcore’s shares are traded and any applicable regulatory authorities. The Committee will also consider the application of any applicable stock exchange guidelines or recommendations regarding the composition of the Board.

8.COMPENSATION The Board should appoint a compensation committee composed entirely of independent directors.

The Company’s Management Resources and Compensation Committee is composed entirely of independent directors and is responsible for reviewing the compensation of the Company’s directors and officers.

The Management Resources and Compensation Committee Charter includes responsibility to establish performance objectives for the CEO and Chair and to make recommendations to the Board   with respect to the appropriate compensation level based on their evaluation of their performance in light of those goals. The Committee is also responsible for the appointment and compensation of other senior management and incentive and equity based plans for all employees.

The Company grants directors incentive stock options to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.  For details on the compensation of directors please see the section titled “Compensation of Directors” in the Company’s Management Information Circular dated April 27, 2012.

9.OPERATIONS OF THE BOARD OF DIRECTORS Identify the standing committees of the Board other than the audit, compensation and nominating committees, and describe their function.

There are no other standing committees of the Board other than the following three committees appointed by the Board:

•      The Audit Committee
•      The Management Resources and Compensation Committee
•      The Corporate Governance Committee
a) The Audit Committee, all of whose members are unrelated, meets with Management and the Company's auditors on a periodic basis, before the release of quarterly results and before submission of the Company's annual financial statements to the Board. The Committee is responsible for the review and assessment of the audit practices and internal controls of the Company, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of the Company's annual financial statements for submission to the Board and to the shareholders.
b)  The Management Resources and Compensation Committee, all of whose members are unrelated, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering the stock option plan of the Company and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.
c)     The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines. The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board.

10.REGULAR BOARD ASSESSMENTS The Board, its committees and each individual should be regularly assessed with respect to their effectiveness and contribution.

Each committee is mandated to evaluate the effectiveness of its performance, each of its members and the adequacy of its respective committee charter. The Corporate Governance Committee is mandated to assess the performance of the Board and is currently in the process of establishing an annual Director peer evaluation survey to satisfy itself that the Board   is performing effectively.

APPENDIX “III”

TERMS OF REFERENCE OF THE BOARD OF DIRECTORS

I. STEWARDSHIP OF THE COMPANY AND BOARD RESPONSIBILITIES

•
The Board of Directors (the “Board”) is responsible for overseeing and directing the affairs of Northcore Technologies Inc. (the “Company”) in the best interests of all shareholders in conformity with all applicable legal, accounting and reporting requirements. To discharge this responsibility, the Board is obligated by the Business Corporations Act (Ontario), to supervise the management of the business and affairs of the Corporation.

•	Directors have a duty under corporate law to exercise independent judgment and to always make decisions with the best interests of the Company in mind.

The following are the primary and specific responsibilities and duties of the Board of Directors:

1.	Strategic Planning

The Board is responsible for approving the long-term goals of the Company and for ensuring that a strategic planning process is adopted to achieve these goals. The Board participates in and considers strategic planning and associated business risks, and if deemed appropriate, adopts plans developed by Management. Management has primary responsibility for developing such strategic plans. These plans should result in the Company achieving its long-term goals and should strike an appropriate balance between shore and long-term considerations. The Board is charged with monitoring and evaluating management’s successes in implementing these plans.

2.	Risk Management

The Board is responsible for ensuring that the risks, which impact the Company’s business, are regularly identified and understood. The Board must ensure that the appropriate systems are implemented to monitor and manage these risks for the benefit of long-term viability of the Company.

       The Audit Committee of the Board of Directors shall meet regularly to monitor and review financial risks and to assess the practices and policies of external auditors.

3.	Succession Planning and Senior Management

The Board takes responsibility for appointing those members of senior management who become officers of the Company. Management of the Company makes recommendations to the Board as to various senior management positions for their consideration and appointment.

        The Board approves the CEO’s strategic plan and regularly monitors the performance of senior management against the plan.

4.	Communications Policy

The Board is responsible for overseeing the establishment of policies and procedures to ensure effective corporate communications between the Company, its shareholders, other stakeholders and the public. These practices include establishing controls over the dissemination of confidential information and ensuring that material information is disclosed to shareholders on a regular and timely basis. On March 22, 2005, the Board adopted a Disclosure policy, as reviewed and updated periodically, sets out the Company’s disclosure policies, procedures and controls. The Board is also responsible for regularly reviewing the assessing the effectiveness of these policies and procedures.

5.	Integrity and Internal Controls

The Board, through the Audit Committee, reviews and approves methods of controlling corporate assets, information systems and the financial reporting processes in accordance with generally accepted accounting principals.  The Corporate Controller meets regularly with the Audit Committee and apprises the Committee of the status and results external audits.

6.	Code of Business Conduct and Ethics

        The Board is responsible for establishing corporate policies and procedures to encourage and promote a culture of ethical business conduct and to ensure that the Company’s business is conducted in compliance with all relevant laws and regulations. On March 23, 2007, the Board adopted a new Code of Business Conduct and Ethics, as reviewed and updated periodically, applicable to all our directors, officers and employees, which is posted under the Company’s profile on SEDAR at www.sedar.com.

7.	Specific Responsibilities

•	Review and approve corporate objectives, strategies, annual operating plans and budgets.
•	Review business and financial performance and deviations from operating plans and approving corrective actions.
•	Review and approve business acquisitions, divestitures and strategic alliances.
•	Review and approve all expenditures authorizations, which materially exceed individual or aggregate expenditure levels established in previously approved annual operating budgets.
•	Review and approve all banking resolutions.
•	Review and approve all share capital transactions.
•	Review on a regular basis the policies and procedures established by management for ensuring compliance with applicable laws and regulations.
•	Establish appropriate committees of the Board and their terms of reference and review and approve reports or recommendations of the Board’s committees.
•
Review and approve the Annual Report, Annual Report in Form 20-F, Annual Information Form, Management Information Circular, quarterly financial statements, Management Discussion and Analysis, and annual financial statements.

•	Provide advice to management as appropriate and take a critical role in assessing and challenging, where appropriate, recommendations and proposals from management.
•	Evaluate exposure to Corporate, Director and Officer liability issues and consider steps to manage and minimize exposure to such risks.

II. CONSTITUTION OF THE BOARD AND BOARD APPOINTMENTS

•
The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than three and not more than 15 directors, to be elected annually. Pursuant to the Company’s by-laws the Board has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is four directors.

•	The Corporate Governance Committee should regularly assess the most appropriate size for the Board taking into account independence and shareholder relationships.
•	The Board should have a majority of independent directors.
•	The Board shall appoint all corporate officers including the Chair and CEO.
•	The Board shall develop clear position descriptions for the Chair, CEO and each of the Chairs of the committees of the Board to delineate the responsibilities of these positions.
•	The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

Position Descriptions:

Chair of the Board
The Chairman of the Board is responsible for presiding over Board meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out.

Chief Executive Officer
The Chief Executive Officer is responsible for overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

Committee Chairs
The Chair of each of the Board Committees is responsible for setting meeting agendas, scheduling committee meetings when required or appropriate and reporting on the activities of the committee to the Board.

III. BOARD MEETINGS AND PROCEDURES

•
The Board will hold a minimum of five meetings a year, one after each quarter end and one to consider the Annual Business Plan and Budget. Additional meetings may be held from time to time as necessary or appropriate.

•	All directors are expected to attend all meetings.
•	Members of management will be invited to participate in Board meetings at the discretion of the Board.
•	Meetings will provide for and allow for independent discussion and input from all Board members and discussion among unrelated directors, when appropriate.
•	The Board my delegate specific tasks, assignments or authority to individuals, or committees.
•
To assist the Board with responsibilities for corporate governance, organization, succession planning, officer appointment, selection of nominees for director and compensation, the following committees have been established: Corporate Governance Committee; and Management Resources and Compensation Committee.

•
Board meeting minutes, and also committee meeting minutes will be duly recorded in minute format by such person as may be designated from time to time. Minutes of meetings of  Board committees will be provided to directors prior to the next Board meeting.

•	Board meeting agendas will be prepared by the Chair and CEO.